Singtel

15 May 2008

08003135

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and ASX Limited for the period 5 May 2008 to 9 May 2008.

Our SEC file number is 82-3622.

Yours faithfully

Leila Ashraf (Ms)
Senior Legal Counsel

Encs

Singapore Telecommunications Limited
Company registration number: 199201624D
31 Exeter Road Comcentre #18-00
Singapore 239732
Tel: +65 6838 3388 Fax: +65 6732 8428
Email: contact@singtel.com Website: www.singtel.com

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	09-May-2008 19:31:41
Announcement No.	00162

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Media Statement - SingTel is deeply disappointed with Indonesia Court ruling
Description	
Attachments:	MR20080509-KPPU.pdf Total size = **65K** (2048K size limit recommended)

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ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	12-May-2008
Time	08:24:36
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Media Statement - SingTel deeply disappointed with Indonesia

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Ms Chan Su Shan
Designation *	Company Secretary
Date & Time of Broadcast	07-May-2008 07:26:19
Announcement No.	00006

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Media Release - Optus sets new milestone with the expansion of mobile network coverage to 98 per cent
Description	
Attachments:	MR20080507-Optus.pdf Total size = **30K** (2048K size limit recommended)

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'yes' OPTUS

Media Release
7 May 2008

Optus sets new milestone with the expansion of mobile network coverage to 98 per cent

Optus announced today that it would embark on an investment program to expand its nationwide mobile network beyond 96 per cent population coverage to reach 98 per cent. The program will cost $315 million and is targeted for completion by December 2009.

"Today marks the dawn of a new era for mobile competition in Australia. The extended Optus network will bring choice and value to people who have been limited to the incumbent's network for too long," Mr Paul O'Sullivan, Optus Chief Executive said.

"With this significant expansion we will be the only mobile carrier capable of challenging the incumbent's network reach. We will deliver superior coverage and wireless services across the country and drive increased market share for Optus.

"Optus invests over $1 billion annually in improving Australia's telecoms networks, products and services. Only last year we announced a $500 million investment to upgrade our mobile network to bring 3G and high speed wireless broadband to reach 96 per cent of the population. Now we will bring wireless, voice and broadband services to a further two per cent of the population along with greater choice, better service and sensational value.

"Optus' 3G mobile network is currently being upgraded to deliver broadband speeds of up to 7.2 Megabits per second (Mbps). We have plans in place to increase to speeds of up to 28 Mbps from late 2009. In addition, Optus will also work with its strategic partners to make the network capable of up to 42 Mbps by mid 2010," Mr O'Sullivan said.

At least 750 new base stations will be added, extending Optus' mobile network coverage by 400,000 square kilometres to a total network coverage of more than one million square kilometres.

This significant expansion of the Optus network will be achieved using 900 Megahertz (MHz) spectrum, utilising High Speed Packet Access (HSPA) wireless broadband technology. The network will extend the footprint to reach areas including Fitzroy Crossing in Western Australia and Tumby in South Australia, through to Weipa in Far North Queensland.

"The Australian landscape is perfectly suited to using the 900MHz spectrum band to deliver high speed mobile broadband. Utilising this frequency, radio signals have a greater reach – enabling better quality and wider coverage across sparsely populated rural and remote areas as well as an enhanced depth of coverage. This also translates into cost efficiencies, with fewer base stations required to cover the land mass between locations," Mr O'Sullivan said.

As at 31 December 2007, Optus have over 7 million mobile subscribers.

Media contact:
Simone Bergholcs, Optus Corporate Affairs, Tel: (02) 8082 7846

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	07-May-2008
Time	09:38:05
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Optus sets new milestone with the expansion of mobile networ

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Ms Chan Su Shan
Designation *	Company Secretary
Date & Time of Broadcast	06-May-2008 19:34:53
Announcement No.	00146

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	06-05-2008
2.	Name of Substantial Shareholder *	Temasek Holdings (Private) Limited
3.	Please tick one or more appropriate box(es): *	

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	07-May-2008
Time	08:32:07
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Notice of a change in the percentage level of a substantial

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Ms Chan Su Shan
Designation *	Company Secretary
Date & Time of Broadcast	05-May-2008 17:32:10
Announcement No.	00077

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	News Release - Axia NetMedia, SingTel, SPH and SP Telecommunications jointly bid to build Singapore's Next Generation National Broadband Network
Description	
Attachments:	NR20080505-NBN.pdf Total size = **102K** (2048K size limit recommended)

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Mr Art Price, Chairman and CEO, Axia NetMedia, said: "Axia successfully operates Open Access next generation networks in Alberta, Canada and France which give us a unique perspective. We have been very impressed with the sophisticated approach taken by the IDA and our partners in this consortium.

"Axia specialises in guaranteed Open Access and no customer conflict next generation networks. We are excited to be working in Singapore to help deliver this 'no-compromise' foundation that will put Singapore in the global lead."

Mr Allen Lew, SingTel's CEO Singapore, said: "OpenNet's plan is to leverage SingTel's existing extensive high-quality network of ducts and the work we have already done in the rollout of an ultra-fast broadband network. With SingTel's technical expertise and reputation for delivering reliable telecommunications services, we will ensure that OpenNet delivers the next generation network better and faster. We are confident that SingTel's infrastructure and collaboration with OpenNet have resulted in a solution that is unrivalled in its network rollout speed and quality as well as its ability to drive take-up. We look forward to supporting IDA in its effort to shape the future of the Singapore infocomm market."

Mr Alan Chan, CEO, SPH, said: "As a media conglomerate, SPH reaches out to consumers on various platforms. Some of our latest interactive digital media offerings like STOMP, Omy, ST701, Rednano and soon, The Straits Times Razor TV, would definitely benefit from this National Broadband Network. Today's consortium signals the convergence of media, telecommunications, Internet and information technology, which is already taking place in other parts of the world. As part of this consortium, SPH is proud to play a pivotal rôle to grow the infocomm industry in Singapore."

Mr Sim Kwong Mian, Director, SPT, said: "SPT is privileged to be part of this resourceful team. With our proven track record in building infrastructure network, we bring to the consortium our experience in rolling out duct and fibre infrastructure to customers in both the business and residential areas. In doing so, we will be contributing towards enhancing the economy and quality of life of Singaporeans, and realising IDA's vision of positioning Singapore as a global infocomm hub."

The OpenNet consortium is in full support of embracing the immense potential of infocomm in Singapore over the next decades. The Next Generation National Broadband Network is part of IDA's Intelligent Nation 2015 or iN2015 blueprint to turn Singapore into a sophisticated city with seamless connectivity. Singaporeans and visitors of Singapore alike will be empowered with a new found freedom to connect, innovate, personalise and create using a pervasive connectivity that will be available to them anywhere on the island, be it at home, at work, or on the move at speeds close to or exceeding 1Gbps.

~~~~~~~~~
~~~~~~~~~

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	06-May-2008
Time	08:22:00
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

News Release-Axia NetMeida, SingTel, SPH and SP Telecommunic

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

END